June 10, 2025

Jacob DeWitte
Chief Executive Officer
Oklo Inc.
3190 Coronado Dr.
Santa Clara, CA 95054

       Re: Oklo Inc.
           Registration Statement on Form S-3
           Filed June 2, 2025
           File No. 333-287715
Dear Jacob DeWitte:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Ryan J. Maierson